Exhibit 2
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TELE2 PASSES 20 MILLION CUSTOMERS

Tele2 today announced that the company passed the 20 million customer mark at the beginning of September. This suggests that the customer intake during the third quarter will be the highest in the company's history. At the end of June, Tele2 had 18.7 million customers.

"Reaching 20 million customers is an important milestone in the development of the company, but only the beginning of the journey. The momentum we have gained in customer intake and lower churn is the main reason for the large customer intake, although the summer months typically have a lower customer intake", said Lars-Johan Jarnheimer, CEO of Tele2.

The Fink family from Dusseldorf in Germany, are the 20 millionth customer to choose Tele2's good value, smart and flexible communication solutions. The family recently became a Tele2 pre-select customer.

Tele2 AB, formed in 1993, is the leading alternative pan-European telecommunications company offering fixed and mobile telephony, as well as data network and Internet services, under the brands Tele2, Tango and Comviq to over 20 million customers in 23 countries. Tele2 operates Datametrix, which specializes in systems integration; 3C Communications, which operates Internet payments, credit card transactions and public pay telephones; Transac, which offers data processing of credit card transactions and billing; C(3), which is active in prepaid calling cards for fixed telephony; and Optimal Telecom, which offers households low price guarantees for telephony services. The Group also offers cable-TV services and jointly owns the Internet portal Everyday.com with MTG. Tele2 AB's shares are listed on the Stockholmsborsen, under TEL2A and TEL2B, and on the Nasdaq Stock Market under TLTOA and TLTOB.

CONTACTS
Lars-Johan Jarnheimer Telephone: + 46 8 562 640 00
President and CEO, Tele2 AB

Dwayne Taylor Telephone: + 44 20 7321 5038
Investor enquiries

Visit us at our homepage: http://www.Tele2.com

This press release contains certain "forward-looking statements" with respect to our expectations and plans, strategy, management's objectives, future performance, costs, revenues, earnings and other trend information. It is important to note that our actual results in the future could differ materially from those anticipated in forward-looking statements depending on various important factors. Please refer to the documents we have filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including our most recent annual report on Form 20-F, for a discussion of certain of these factors.

All forward-looking statements in this press release are based on information available to us on the date hereof. All written or oral forward-looking statements attributable to Tele2 AB, any Tele2 AB members or persons acting on our behalf are expressly qualified in their entirety by the factors referred to above. We do not intend to update these forward-looking statements.